Chesapeake Granite Wash Trust	Chesapeake Energy Corporation
c/o The Bank of New York Mellon	6100 North Western Avenue
Trust Company, N.A	Oklahoma City, Oklahoma
919 Congress Avenue, Suite 500	73118
Austin, Texas 78701

August 19, 2011

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Attention: Mr. H. Roger Schwall, Assistant Director

Re:	Chesapeake Granite Wash Trust

Registration Statement on Form S-1

Filed July 7, 2011

File No. 333-175395

Chesapeake Energy Corporation

Registration Statement on Form S-3

Filed July 7, 2011

File No. 333-175395-01

Ladies and Gentlemen:

Set forth below are the responses of Chesapeake Granite Wash Trust, a Delaware statutory trust (the “Trust”), and Chesapeake Energy Corporation, an Oklahoma corporation (“Chesapeake” or the “Company,” and, together with the Trust, “we,” “us” or “our”), to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 4, 2011, with respect to the Registration Statement on Forms S-1 and S-3, respectively, (File No. 333-175395) initially filed with the Commission on July 7, 2011 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver to the members of the Staff listed in the letter from the Staff dated August 4, 2011, seven copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Registration Statement.

With respect to comments 13, 33, 35 and 43, we will send to the Staff a supplemental response with information in support of our responses.

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For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions in our responses correspond to the prospectus included as part of Amendment No. 1.

General

1.	Please respond to the comments set forth in the staff’s letter dated August 2, 2011 with respect to Chesapeake Energy Corporation, to the extent that such comments could also apply to the Underlying Properties or the trust.

Response: The Company is in the process of completing its responses to the Staff’s comments set forth in its letter dated August 2, 2011. The Company anticipates filing its responses during the week of August 22, 2011 and looks forward to working with the Staff to expeditiously resolve such comments.

2.	Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments, including comments on the periodic reports of Chesapeake Energy.

Response: We acknowledge the Staff’s comment and understand that all comments will need to be cleared, including comments on the periodic reports of Chesapeake, before the Staff will accelerate the effectiveness of the Registration Statement.

3.	To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

Response: We acknowledge the Staff’s comment and have undertaken to revise the disclosure in the Registration Statement in all places to which a comment relates. We have also undertaken to provide page references to all responsive disclosure.

4.	Please file all omitted exhibits, including the opinions of counsel regarding trust and tax matters. Also ensure that you file all material contracts. Note that you will need to allow time for our review once you file all these documents.

Response: We acknowledge the Staff’s comment and intend to file all remaining exhibits with a subsequent amendment, but in time to allow the Staff to review the exhibits before we request acceleration of effectiveness.

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August 19, 2011

5.	In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure, and advise us regarding the status of your application to list on The New York Stock Exchange. If the information you provide may change prior to effectiveness of the registration statement, include brackets to indicate this.

Response: We acknowledge the Staff’s comment and have completed all blanks other than the information that Rule 430A permits us to omit. The omitted information on pages 9, 11, 46, 47, 56 and 57, which relates to the notional amount and prices payable under commodity price hedges, is market sensitive and dependent upon the offering date, and we have accordingly omitted such information pursuant to Rule 430A.

We have been advised by the New York Stock Exchange (the “NYSE”) that the Trust has been cleared to file an Original Listing Application with the NYSE.

6.	Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

Response: We acknowledge the Staff’s comment and will undertake to ensure that prior to our submitting a request for acceleration, FINRA will have provided the Staff with a letter or call which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements.

7.	Please review and revise your filing wherever necessary to be consistent with the disclosure guidelines set forth in Securities Act Release 33-6900 on Limited Partnership Reorganizations and Public Offerings of Limited Partnership Interests as well as Industry Guide 5. Refer generally to Item 901(b) of Regulation S-K and Section III.D of Securities Act Release No. 33-6922 for the definition of “partnership” that encompasses “finite-life entities.” For example, and without limitation, please provide the cover page disclosure set forth in Section II.A.3.a of Release 33-6900 and the information required by Section 1.D. of Industry Guide 5.

Response: We acknowledge the Staff’s comment and we have revised the Registration Statement to incorporate the elements of Industry Guide 5 and Release 33-6900 that we believe are applicable to our offering.

8.	Please revise your filing to define each defined term at the place of first use in the prospectus.

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Response: We acknowledge the Staff’s comment and have revised our filing to define each defined term at the place of its first use in the prospectus.

9.	Where you reference other sections of your prospectus, please provide relevant page numbers. For example, and without limitation, we note your reference at page 1 to the section captioned “The Trust-Development Agreement and Drilling Support Lien.”

Response: We acknowledge the Staff’s comment and have revised our filing to include relevant page numbers when we cross reference to another section of the prospectus.

10.	Please provide us with all promotional and sales material prior to their use. Once we review the materials, we will need sufficient time to complete our review and may have additional comments.

Response: The Trust does not intend to use promotional or sales materials other than customary roadshow slides. We will provide the Staff with a draft of such slides prior to their use. We understand that the Staff will need sufficient time to complete its review and may have additional comments.

Summary, page 1

11.	Please provide in your summary a brief description of Chesapeake’s right to require the trust to release royalty interests with an aggregate value to the trust of up to $5 million during any 12-month period.

Response: We acknowledge the Staff’s comment and have revised the summary accordingly. See page 3.

12.	Please briefly describe in this section the trustee’s power to sell the royalty interests in the event that the sale is requested by Chesapeake, following the satisfaction of its drilling obligation. We note your related disclosure at page 83. Please also add related risk factor disclosure.

Response: We acknowledge the Staff’s comment and have revised the summary accordingly. We have also enhanced the related risk factor disclosure. See pages 3 and 31.

13.	Please provide support for your disclosure at page 4 regarding the “relatively low risk” characteristic of the reservoirs.

Response: In support of this statement, we will submit to the Staff supplemental information substantiating that 100% of the wells that Chesapeake has drilled in the Colony Granite Wash play have been successful.

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Risk Factors, page 20

The trust is managed by a trustee who cannot be replaced except at a special meeting of trust unitholders..., page 30

14.	Please revise to clarify whether you intend to hold annual meetings of trust unitholders. In that regard, we note your disclosure that there is no requirement for you to do so.

Response: We acknowledge the Staff’s comment and have revised the statement to clarify that we do not intend to hold annual meetings of trust unitholders. See pages 18, 30 and 87.

Conflicts of interest could arise..., page 31

15.	We note your disclosure in the third bulleted item in this risk factor regarding the provision of services by affiliates of Chesapeake. Please revise to clarify the related risks.

Response: We acknowledge the Staff’s comment and have revised the disclosure to clarify the related risks. See page 32.

Chesapeake may sell all or a portion of the Underlying Properties..., page 32

16.	We note your disclosure in this risk factor that the purchaser would be responsible for all of Chesapeake’s obligations relating to the royalty interests on the portion of the Underlying Properties sold. Please expand your disclosure to briefly describe such obligations and all related, material risks.

Response: We acknowledge the Staff’s comment and have revised the disclosure to clarify the obligations and the related risks in connection with Chesapeake’s ability to sell all or a portion of the Underlying Properties. See page 32.

Oil and gas drilling and producing operations can be hazardous and may expose Chesapeake to liabilities, including environmental liabilities, page 33

17.	We note your disclosure on page 34 that “While Chesapeake intends to obtain and maintain insurance coverage it deems appropriate with respect to the Underlying Properties, Chesapeake’s operations may result in liabilities exceeding such insurance coverage or liabilities not covered by insurance.” We also note the disclosure provided at page 19 of Chesapeake’s annual report on Form 10-K for the fiscal year ended December 31, 2010 regarding insurance coverage. Please revise your disclosure to discuss the following, particularly with respect to pollution liability and associated environmental remediation costs:

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•	the applicable policy limits and deductibles related to the Underlying Properties;

•	the insurance coverage with respect to any liability related to any resulting negative environmental effects with respect to the Underlying Properties; and

•	the risks for which Chesapeake Energy is insured for hydraulic fracturing operations on the Underlying Properties.

Response: We acknowledge the Staff’s comment. Chesapeake carries insurance that provides coverage in the event of a blowout or spill throughout the drilling process, including the completion process during which a hydraulic fracturing treatment would typically be applied, and we have expanded the disclosure relating to Chesapeake’s insurance coverage accordingly. See page 34.

Cautionary Statement Regarding Forward-Looking Statements, page 40

18.	Please remove the word “will” from your list of forward-looking statements.

Response: We acknowledge the Staff’s comment and have made the requested revision. See page 40.

Use of Proceeds, page 41,

19.	Please present your Use of Proceeds disclosure in tabular format.

Response: We acknowledge the Staff’s comment and have added a table to our Use of Proceeds disclosure. See page 41.

Target Distributions and Subordination and Incentive Thresholds, page 49

20.	We note your disclosure of target distributions through and including the first quarter of 2017. Please expand your disclosure in this section to disclose pro forma distributable income for the year ended December 31, 2010 and the most recent interim period. In addition, please discuss in this section whether historically sufficient cash was available to pay the stated distribution amounts.

Response: We acknowledge the Staff’s comment and have expanded our disclosure to include pro forma distributable income for the year ended December 31, 2010 and the six months ended June 30, 2011, as well as a statement as to the sufficiency of pro forma amounts of distributable cash flow to pay the initial target distributions. We have also added a cross-reference to the section entitled “Unaudited Pro Forma Statement of Distributable Income,” which shows this information in greater detail. See page 55.

The Underlying Properties, page 62

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Discussion and Analysis of Historical Results from the Producing Wells, page 64

21.	We note your disclosure regarding historical results from the producing wells. Please expand your discussion to compare the results for each annual period presented. Where there was a material change over the reported periods, please briefly describe the cause of such change. In addition, please provide a discussion that compares the results of the three months ended March 31, 2011 to the results of the three months ended March 31, 2010.

Response: We acknowledge the Staff’s comment and have revised the applicable disclosure to include comparisons of results for the periods presented and added a comparison of the results for the six months ended June 30, 2011 to the results for the six months ended June 30, 2010 in order to correspond to the interim periods presented in Amendment No. 1. See page 64.

Description of the Royalty Interests, page 76

True-Up, page 78

22.	We note your disclosure at page 78 regarding true-up provisions in the conveyances in the event that there is a difference between Chesapeake’s net revenue interest with respect to the Underlying Properties and the interest warranted to the trust in the conveyance. Please revise to provide illustrative examples of the circumstances in which there may be such a difference.

Response: We acknowledge the Staff’s comment and have revised the applicable disclosure to reflect changes in the way in which the true-up will be calculated and to provide illustrative examples of the circumstances in which there may be a difference between Chesapeake’s actual net revenue interest with respect to the Underlying Properties and the interest warranted to the trust in the conveyance. See page 77.

U.S. Federal Tax Consequences, page 92

23.	Please revise your filing to remove any implication that investors are not entitled to rely on your disclosure regarding U.S. federal income tax matters, or the related opinion from counsel. In that regard, we note your statement that the trust encourages each prospective trust unitholder to depend on his own tax advisor.

Response: We acknowledge the Staff’s comment and have removed the language noted by the Staff encouraging prospective trust unitholders to depend on their own tax advisors. See page 92.

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24.	In each place in this section where you indicate that there “should” be a particular tax consequence, please revise to disclose why there is uncertainty, and to describe the level of uncertainty. In addition, please add related risk factor disclosure, as applicable.

Response: We acknowledge the Staff’s comment. There are three instances where we indicate that there “should” be a particular tax consequence. See pages 94, 95 and 99.

In the first instance, the disclosure (as initially filed) provided as follows: “This deemed contribution and liquidation should be tax-free to the trust unitholders and the trust.” The disclosure is stated this way because the taxation of any such deemed contribution and liquidation depends on a number of facts that can be ascertained only at the time of such deemed contribution and liquidation. We have revised the disclosure to state the primary fact relevant to such determination. Please see page 94. As revised, this disclosure is consistent with the disclosures of other filers that are classified as partnerships for U.S. federal income tax purposes.

In the second instance, the disclosure provides that the Term PDP Royalty “will” be treated as a production payment, while the Term Development Royalty “should” be treated as a production payment. The disclosure also provides that the Perpetual PDP Royalty “will” be treated as a continuing nonoperating economic interest, while the Perpetual Development Royalty “should” be treated as a continuing nonoperating economic interest. Our disclosure is stated this way because the Term PDP Royalty and the Perpetual PDP Royalty are interests in Producing Wells (developed wells that have been drilled and are producing), whereas the Term Development Royalty and the Perpetual Development Royalty are interests in Development Wells (undeveloped wells that will be drilled in the future). The applicable U.S. federal income tax authorities are well established with respect to the tax treatment of developed wells that have been drilled and are producing. Such authorities, however, are less established with respect to the tax treatment of undeveloped wells that will be drilled in the future. As a result, the tax treatment of the Term Development Royalty and the Perpetual Development Royalty are not entirely free from doubt, and the difference in certainty between “will” and “should” reflects such difference in certainty between developed versus undeveloped wells. See page 95.

In the third instance, the disclosure (as initially filed) provided as follows: “The payments received by the trust in respect of Perpetual Royalties treated as mineral interests for U.S. federal income tax purposes should be treated as ordinary income. Trust unitholders should be entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to such income.” We have revised the disclosure in both sentences to change “should” to “will.” See page 99.

We have added applicable disclosure to the risk factors. See page 36.

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25.	Please revise each subsection or section to clarify precisely which portion(s) constitute(s) the opinion(s) of named counsel.

Response: We acknowledge the Staff’s comment and respectfully note that the disclosure on page 92 provides that, except where otherwise noted, the entire tax disclosure constitutes the opinion of our counsel, Bracewell & Giuliani LLP.

26.	Please tell us why it is necessary and appropriate for counsel to rely on your representation that the trust is organized in accordance with all applicable trust statutes.

Response: We acknowledge the Staff’s comment and have removed the language noted by the Staff concerning “all applicable trust statutes.” See page 93.

27.	With regard to the sixth paragraph under “Tax Classification of the PDP Royalty Interest and the Development Royalty Interest,” eliminate the suggestion that the disclosure is an assumption, but rather clarify whether the conclusions result from the opinion of counsel.

Response: We acknowledge the Staff’s comment and have removed the referenced sentence. See pages 95 and 96.

28.	We note your disclosure regarding the uncertainty of the treatment of the Term Development Royalty and the Perpetual Development Royalty, and your disclosure regarding your intended tax treatment of each such royalty. Please provide related risk factor disclosure.

Response: We acknowledge the Staff’s comment and have added a risk factor regarding the uncertainty of the tax treatment of the Term Development Royalty and the Perpetual Development Royalty. See page 36.

29.	With regard to the State Tax Considerations discussion at page 108, if you do not believe that these are material tax consequences, you would not be required to reference or file an opinion of counsel. Please advise regarding your conclusion in that regard.

Response: We acknowledge the Staff’s comment and have revised the disclosure to provide that our counsel’s opinion does not apply to the state tax matters described on page 108.

Underwriting, page 110

30.	Identify and briefly describe the material conditions to the underwriters’ obligation to purchase, including the “certain other conditions” referenced at page 110.

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Response: We acknowledge the Staff’s comment and have revised the applicable disclosure to briefly describe the material conditions to the underwriters’ obligation under the underwriting agreement to purchase the trust’s common units. See page 110.

Experts, page 115

31.	Please revise the reference in the last paragraph of this section to correct the date of the Statement of Assets and Trust Corpus of Chesapeake Granite Wash Trust included in the filing. Your current disclosure refers to the Statement of Assets and Trust Corpus as of March 31, 2011; however, the Statement and related audit report presented on pages F-9 and F-10 refer to June 30, 2011.

Response: We acknowledge the Staff’s comment and have revised the date of the Statement of Assets and Trust Corpus of Chesapeake Granite Wash Trust accordingly. See page 115.

Financial Statements, page F-1

32.	Please note the financial statement updating requirements per Rule 3-12 of Regulation S-X.

Response: We acknowledge the Staff’s comment and have updated the financial statements as of June 30, 2011 in accordance with the requirements of Rule 3-12 of Regulation S-X.

Engineering Comments

General

33.	Please provide us with copies of both reserve reports prepared by Ryder Scott. Please include the cash flow presentations for each well.

Response: We acknowledge the Staff’s comment and are submitting to the Staff supplemental data disks containing the reserve reports prepared by Ryder Scott Company, L.P. and the cash flow presentations for each well.

Target Distributions and Subordination and Incentive Thresholds, page 4

34.	Please replace the word guidelines with rules or regulations when discussing the SEC reserve rules.

Response: We acknowledge the Staff’s comment and have made the requested revision. See pages 6, 50 and 67.

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Key Investment Considerations, page 10

35.	Please tell us the justification for describing the Colony Granite Wash play as “highly-productive.”

Response: In support of this statement, we are submitting to the Staff supplemental information substantiating that the Colony Granite Wash play is a highly productive play.

36.	You claim that the production profile provides long term exposure to oil prices. However, approximately 70% of the liquid reserves are natural gas liquids which typically sell for less than half the price of the price of oil. Please state this in order to provide a more balanced disclosure.

Response: We acknowledge the Staff’s comment and have revised the applicable disclosure to clarify that natural gas liquids prices are highly correlated with, but tend to be lower than, oil prices and would therefore be expected to fluctuate with the price of oil. See pages 10 and 11.

Proved Reserves, page 13.

37.	Please tell us if the proved reserves attributed to the Underlying Properties include reserves from geologic formations other than the Granite Wash. Also tell us if the proved reserves for the Granite Wash include all intervals of the Granite Wash.

Response: The proved reserves attributed to the Underlying Properties do not include any reserves from geologic formations other than the Granite Wash. The proved reserves attributed to the Underlying Properties include all intervals of the Granite Wash.

38.	Please revise your document to disclose both proved developed and proved undeveloped reserves. Please see Item 1202 (a)(1) of Regulation S-K.

Response: We acknowledge the Staff’s comment and respectfully refer the Staff to the table on page 13, which discloses both proved developed and proved undeveloped reserves, in accordance with Item 1202 (a)(1) of Regulation S-K. In order to further clarify the presentation of the information in regard to the royalty interests in compliance with Regulation S-K, we have revised the table to make clear that PDP Royalty Interests refers to proved, developed reserves and Development Royalty Interests refers to proved, undeveloped reserves. See page 13.

39.	In the one-line table of the trailing 12-month average (SEC) pricing here and on page 66 you show NGL prices to be $83.34 which is the same price you provide for the

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price of oil. Please tell us if this is correct and, if so, why or alternatively revise your document.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have used the trailing 12-month average price of oil, calculated in accordance with the SEC’s rules, in calculating the price of NGLs because of the high correlation between oil and NGL prices. Note that the table entitled “Weighted average wellhead prices” appearing to the right of the first table shows the price of NGLs after application of the differential. See also pages A-7 and A-22 of the reserve report. We believe that the use of oil prices is the most consistent and meaningful price to use in calculating NGL prices because no uniform and universally accepted NGL price index exists, because the types of NGLs that are processed from the hydrocarbon stream varies and because the manner of determining the price paid to Chesapeake for NGLs varies.

Significant Assumptions Used to Calculate the Target Distributions, page 54

40.	You state that the production estimates are based on the reserve reports. As the reserve reports are in fact production estimates, please disclose what the production estimates in the reserve report are based on.

Response: We acknowledge the Staff’s comment and have revised the applicable disclosure to summarize the information regarding future production rates from the reserve reports. See page 55.

Oil and Natural Gas Sales Prices and Production Expenses, page 63,

41.	You state that the Trust will not be responsible for capital or production costs but will be responsible for the costs to gather, store, compress, transport, process, treat, and dehydrate the production. Please tell where these costs are shown in this presentation.

Response: We acknowledge the Staff’s comment and have added a footnote to the chart on page 63 to clarify that the average sales prices shown in the chart are net of post-production expenses, including gathering, storage, compression, transportation, processing, treating, dehydrating and non-affiliate marketing expenses.

42.	Please revise the table to include both oil production and natural gas liquids production and the average price you received for both oil and natural gas liquids for each of the respective time periods.

Response: We acknowledge the Staff’s comment and have revised the table to include both oil production and natural gas liquids production and the average price that Chesapeake received for both oil and natural gas liquids for each of the respective time periods. See page 63.

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Oil, Natural Gas and Natural Gas Liquids Reserves, page 65

43.	Please tell us for the proved undeveloped locations the average IP, initial decline rate, terminal decline rate, EUR, well life and drilling and completion costs per well you assumed in the reserve report.

Response: We acknowledge the Staff’s comment and are submitting to the Staff supplemental information containing the requested information.

The Reserve Report for the Underlying Properties, page 67

44.	Please remove the reference to the SPE Standards and disclose the actual qualifications of the technical persons responsible for estimating the reserves. Please see Item 1202 (a)(7) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised our disclosure to include the qualifications of the technical person responsible for estimating the reserves. See page 67.

Additional Information Regarding the Underlying Properties, page 68,

45.	Please disclose, if material, the minimum remaining terms of leases that are near expiration if production is not established or re-established. Please see Item 1208 (b) of Regulation S-K.

Response: We acknowledge the Staff’s comment and respectfully refer the Staff to the disclosure on page 68 stating: “Substantially all of the leases associated with the Underlying Properties are held by production and not subject to expiration so long as production continues in paying quantities.”

Annex A

46.	In the Ryder Scott report for the Granite Wash Trust they do not include any production or development costs because the trust will not bear these costs. However, the trust will pay for gathering, storing, processing, treating and dehydrating the production as necessary as well as being charged for the annual administrative expenses. Please tell us how these costs were included in the Ryder Scott evaluation.

Response: We advise the Staff that post-production costs were not considered in the report of Ryder Scott Company, L.P. Instead, such costs are reflected as a deduction from oil and natural gas revenues in the Statement of Revenues and Direct Operating Expenses of the underlying properties on page F-3, in the Unaudited Pro Forma Statement of Distributable Income on page F-16 and in the

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presentation of such information in the body of the prospectus (see, for example, the tables on page 63 and the footnotes to such tables).

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call Michael A. Johnson at (405) 935-9229, Michael J. Ulrich at (512) 236-6599, Jennifer M. Grigsby at (405) 835-9225 or our outside counsel Michael S. Telle at (713) 221-1327 at Bracewell & Giuliani LLP.

As you requested in the comment letter, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Chesapeake Granite Wash Trust

By: Chesapeake Energy Corporation

By:	/s/	Jennifer M. Grigsby
	Name:	Jennifer M. Grigsby
	Title:	Senior Vice President, Treasurer and Corporate Secretary

Chesapeake Energy Corporation

By:	/s/	Jennifer M. Grigsby
	Name:	Jennifer M. Grigsby
	Title:	Senior Vice President, Treasurer and Corporate Secretary